UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Preliminary Operating Results for the Third Quarter of 2024

On October 24, 2024, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2024. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”), are currently being reviewed by KB Financial Group’s independent auditors, and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2024	2Q 2024	% Change Increase (Decrease) (Q to Q)	3Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	15,491,590	19,918,091	(22.22)	18,590,257	(16.67)
	Cumulative	58,762,130	43,270,540	—	59,324,587	(0.95)
Net operating profit	Specified Quarter	2,357,551	2,302,249	2.40	1,946,498	21.12
	Cumulative	7,015,248	4,657,697	—	6,139,347	14.27
Profit before income tax	Specified Quarter	2,284,151	2,369,232	(3.59)	1,903,078	20.02
	Cumulative	6,060,867	3,776,716	—	5,907,413	2.60
Profit for the period	Specified Quarter	1,596,039	1,710,665	(6.70)	1,337,105	19.37
	Cumulative	4,369,918	2,773,879	—	4,352,027	0.41
Profit attributable to shareholders of the parent company	Specified Quarter	1,613,946	1,732,210	(6.83)	1,368,890	17.90
	Cumulative	4,395,289	2,781,343	—	4,376,514	0.43

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2)

KB Financial Group’s operating results for the third quarter of 2023 have been restated retrospectively to reflect the application of the Variable Fee Approach for measuring insurance liabilities, which was adopted in the fourth quarter of 2023 in accordance with the IFRS17 actuarial assumption guidelines of the Financial Supervisory Service.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2024	2Q 2024	% Change Increase (Decrease) (Q to Q)	3Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	7,871,312	11,822,663	(33.42)	10,884,265	(27.68)
	Cumulative	34,096,985	26,225,673	—	34,621,072	(1.51)
Net operating profit	Specified Quarter	1,590,218	1,421,538	11.87	1,363,244	16.65
	Cumulative	4,452,149	2,861,931	—	3,853,396	15.54
Profit before income tax	Specified Quarter	1,565,802	1,510,872	3.64	1,358,670	15.25
	Cumulative	3,573,299	2,007,497	—	3,781,921	(5.52)
Profit for the period	Specified Quarter	1,072,126	1,089,079	(1.56)	963,887	11.23
	Cumulative	2,538,458	1,466,332	—	2,805,752	(9.53)
Profit attributable to shareholders of the parent company	Specified Quarter	1,112,032	1,116,323	(0.38)	996,864	11.55
	Cumulative	2,617,890	1,505,858	—	2,855,372	(8.32)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		3Q 2024	2Q 2024	% Change Increase (Decrease) (Q to Q)	3Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,341,119	2,273,350	2.98	2,578,987	(9.22)
	Cumulative	8,074,583	5,733,464	—	8,709,143	(7.29)
Net operating profit	Specified Quarter	238,775	243,362	(1.88)	153,053	56.01
	Cumulative	735,474	496,699	—	611,315	20.31
Profit before income tax	Specified Quarter	233,598	233,655	(0.02)	150,636	55.07
	Cumulative	710,297	476,699	—	482,176	47.31
Profit for the period	Specified Quarter	173,149	180,614	(4.13)	113,291	52.84
	Cumulative	552,616	379,467	—	365,545	51.18
Profit attributable to shareholders of the parent company	Specified Quarter	172,031	179,528	(4.18)	112,936	52.33
	Cumulative	550,894	378,863	—	365,175	50.86

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the third quarter of 2024, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 24, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer